FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: February 20, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

REPORT ON ACQUISITION OF SECURITIES

Required pursuant to section 111 of the Securities Act, R.S.B.C. 1996, c.418 (the "Act").

1.    Name of the Offeror:

DAVID PATTERSON

2.    The number of securities of the offeree issuer that were acquired in the acquisition that gave rise to the requirements under section 111(1)(a) or 111(2)(a) of the Act to issue the press release:

On February 20, 2004, the Offeror directly acquired, from an existing shareholder an option (the "Option") to acquire 5,000,000 common shares in the capital stock of TERRA NOVA GOLD CORP. (the "Offeree Issuer"), until August 18, 2005 at a price of $0.45 per common share.

3.    The beneficial ownership of, and the control and direction over, any of the securities of the Offeree Issuer, by the Offeror and all persons acting jointly or in concert with the Offeror, immediately after the acquisition described in Item 2:

The Offeror currently holds a total of 1,065,500 common shares in the capital stock of the Offeree Issuer, representing 5.32% of its issued shares. The Offeror also holds an option to acquire 5,000,000 common shares of the Offeree Issuer until August 18, 2005 at a price of $0.45 per common share, an option to acquire 50,000 common shares of the Offeree Issuer until August 6, 2004 at a price of $0.35 per common share, 175,000 warrants to acquire common shares of the Offeree Issuer until July 8, 2004 at a price of $0.12 per common share, 50,000 warrants to acquire common shares of the Offeree Issuer until July 17, 2004 at a price of $0.25 per common share, and 150,000 warrants to acquire common shares of the Offeree Issuer until October 15, 2004 at a price of $0.40 per common share. Assuming exercise by the Offeror of all its options and warrants, it would hold a maximum of 6,490,500 common shares, representing 31.71% of the Offeree Issuer’s issued and outstanding share capital.

No other persons currently act jointly or in concert with the Offeror.
4.    The name of the market wherein the transaction or occurrence took place.

The Offeror acquired the Option from an existing shareholder, in a private transaction.

5.    The purpose of the Offeror, and all other persons acting jointly or in concert with the Offeror in making the Acquisition, including any intention of the Offeror and all persons acting jointly or in concert with the Offeror to increase the beneficial ownership of, or control or direction over, any of the securities of the Offeree Issuer:

The securities were acquired by the Offeror for investment purposes only. The Offeror presently intends to increase its beneficial ownership, control or direction over securities of the Offeree Issuer.

6.    Where applicable, a description of any change in any material fact set out in a previous press release issued under section 111(1)(a) or 111(2)(a) of the Act.

Not applicable.

7.    The names of person or companies acting jointly or in concert with the Offeror in connection with the securities of the Offeree Issuer:

There are no persons currently acting jointly or in concert with the Offeror in connection with the securities of the Offeree Issuer.

DATED in Vancouver, British Columbia, this 20 th day of February, 2004.

"David Patterson"
DAVID PATTERSON